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SEC FILE NUMBER
0-14289

CUSIP NUMBER
394361208

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:_______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Pathfinder Cell Therapy, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

12 Bow Street

Address of Principal Executive Office (Street and Number)

Cambridge, Massachusetts 02138

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We were not able to file our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 within the prescribed time frame due to an extended power outage which prohibited access to the computer server containing necessary financial information.  The power outage lasted approximately five days and occurred as a result of a storm and heavy snow that occurred on October 29, 2011.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
 PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Benson	(617)	245-0289
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On September 2, 2011, the registrant acquired Pathfinder, LLC, a Massachusetts limited liability company (“Pathfinder”), in a business combination which was accounted for as a reverse acquisition.  As a result, the results of operations for periods prior to September 2, 2011 will be the results of operations of Pathfinder, which is the accounting acquirer.

The registrant anticipates its net loss for the three and nine months ended September 30, 2011 will be approximately $9,100,000 and $10,800,000, respectively, which amounts include an impairment charge of approximately $8,100,000 recorded for the goodwill generated by the business combination.

Pathfinder Cell Therapy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2011	By	/s/ John Benson

Name: John Benson
Title: Chief Financial Officer